May 21, 2024

Via EDGAR Transmission

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Joanna Lam and Craig Arakawa

Re:	Archrock, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 21, 2024
Form 8-K filed on May 1, 2024
File No. 001-33666

To the addressees set forth above:

This letter sets forth the responses of Archrock, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 13, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed with the Commission on February 21, 2024 and the Company’s Form 8-K filed with the Commission on May 1, 2024.

For your convenience, we have reproduced the comments of the Staff as given in the Comment Letter in bold and italics below followed by the Company’s responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 39

1.	We note you present “Gross Margin” as a non-GAAP measure and define it as total revenue less cost of sales (excluding depreciation and amortization). We also note that you reconcile this measure to net income. Please revise your reconciliation of this non-GAAP measure to gross margin as defined by GAAP, the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response. In addition, retitle this measure throughout your filings, including similar segment measures mentioned in Note 29 and information provided in your press releases, to avoid confusion with the GAAP measure of gross margin.

9807 Katy Freeway

Houston, TX 77024

281.836.8000

archrock.com

Securities and Exchange Commission

May 21, 2024

Response: The Company acknowledges the Staff’s comment and confirms that, in future filings with the Commission, including investor presentations, the Company will revise its reconciliation of the non-GAAP measure of what was previously referred to as “gross margin” to gross margin as defined by GAAP in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. The Company further undertakes to retitle any reference to this measure throughout our filings and investor presentations, including similar segment measures mentioned in Note 29 and information included in our press releases, to “adjusted gross margin” to clarify that “gross margin” is the GAAP measure and “adjusted gross margin” is the non-GAAP measure. An example of the proposed format of the reconciliation of adjusted gross margin to gross margin is as follows:

	Year Ended December 31,
(in thousands)	2023	2022	2021
Total revenue	$990,337	$845,568	$781,461
Cost of sales (excluding depreciation and amortization)	449,019	419,484	358,917
Depreciation and amortization	166,241	164,259	178,946
Gross margin	375,077	261,825	243,598
Depreciation and amortization	166,241	164,259	178,946
Adjusted gross margin	$541,318	$426,084	$422,544

We will define “adjusted gross margin” as follows (added language shown underlined below):

We define adjusted gross margin as total revenue less cost of sales excluding depreciation and amortization. Adjusted gross margin is included as a supplemental disclosure because it is a primary measure used by our management to evaluate the results of revenue and cost of sales excluding depreciation and amortization, which are key components of our operations. We believe adjusted gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations. In addition, depreciation and amortization may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs of current operating activity. As an indicator of our operating performance, adjusted gross margin should not be considered an alternative to, or more meaningful than, gross margin or any other measure of financial performance presented in accordance with GAAP. Our adjusted gross margin may not be comparable to a similarly-titled measure of other entities because other entities may not calculate adjusted gross margin in the same manner.

Securities and Exchange Commission

May 21, 2024

Form 8-K filed May 1, 2024

Exhibit 99.1 - Press release dated April 30, 2024, announcing Archrock, Inc.’s results of operations for the quarter ended March 31, 2024 Reconciliation of Net Cash Flows Provided By Operating Activities to Free Cash Flow and Free Cash Flow After Dividend, page 8

2.	We note you define free cash flow as net cash provided by (used for) operating activities plus net cash provided by (used in) investing activities which differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In future filings, please revise the titles of your non-GAAP measures “free cash flow” and “free cash flow after dividend” to alternative titles in order to avoid potential confusion. Refer to Question 102.07 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and confirms that, in future filings with the Commission, including investor presentations, the Company will revise the titles of its non-GAAP measures “free cash flow” and “free cash flow after dividend” to “adjusted free cash flow” and “adjusted free cash flow after dividend,” respectively, in order to avoid confusion with the more typical calculation of free cash flow noted in the Staff’s comment.

We will define “adjusted free cash flow” and “adjusted free cash flow after dividend” as follows (added language shown underlined below):

Adjusted free cash flow, a non-GAAP measure, is defined as net cash provided by operating activities plus net cash provided by (used in) investing activities. A reconciliation of adjusted free cash flow to net cash provided by operating activities, the most directly comparable GAAP measure, appears below.

Adjusted free cash flow after dividend, a non-GAAP measure, is defined as net cash provided by operating activities plus net cash provided by (used in) investing activities less dividends paid to stockholders. A reconciliation of adjusted free cash flow after dividend to net cash provided by operating activities, the most directly comparable GAAP measure, appears below.

* * * *

Securities and Exchange Commission

May 21, 2024

Please direct any questions or comments regarding this correspondence to me by email at Doug.Aron@Archrock.com or by phone at (281) 836-8895.

Sincerely,

By:	/s/ Douglas S. Aron
Name:	Douglas S. Aron
Title:	Chief Financial Officer

Cc:	Stephanie C. Hildebrandt, Senior Vice President, General Counsel and Secretary
Ryan J. Maierson, Latham & Watkins LLP
Nick S. Dhesi, Latham & Watkins LLP